Mail Stop 4561

March 31, 2008

Thomas R. Hislop
2999 North 44th Street, Suite 100
Phoenix, Arizona 85018

> **Re:** **Arizona Land Income Corporation.**
> **Form 8-K/A, Item 4.01**
> **Filed March 25, 2008**
> **File No. 001-09900**

Dear Mr. Hislop:

We have completed our review of your Form 8-K/A and do not, at this time, have any further comments.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant